QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED APRIL 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

1.1	Date	2

1.2	Overview	2

1.3	Selected Annual Information	3

1.4	Summary of Quarterly Results	4

1.5	Results of Operations	5

1.6	Liquidity	5

1.7	Capital Resources	6

1.8	Off-Balance Sheet Arrangements	6

1.9	Transactions with Related Parties	6

1.10	Fourth Quarter	6

1.11	Proposed Transactions	6

1.12	Critical Accounting Estimates	6

1.13	Changes in Accounting Policies including Initial Adoption	6

1.14	Financial Instruments and Other Instruments	6

1.15	Other MD&A Requirements	6

1.15.1	Additional Disclosure for Venture Issuers Without Significant Revenue	7

1.15.2	Disclosure of Outstanding Share Data	7

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED APRIL 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements as at July 31, 2005 of Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) and the unaudited interim consolidated financial statements for the nine months ended April 30, 2006. All dollar amounts herein are expressed in United States dollars unless otherwise stated.

This MD&A is prepared as of June 15, 2006.

1.2 Overview

Quartz Mountain Resources Ltd. is a mineral exploration company. It does not currently have an active exploration project but, with the assistance of Hunter Dickinson Inc. (“HDI”), reviews mineral properties to determine whether there are any properties of merit that could be financed by the Company.

The Company’s objective is to acquire an exploration project with substantial upside potential. In assessing and rating projects, several key criteria are considered. The known mineralization is viewed in accordance to the geological setting and target model. An assessment is made of the project’s ultimate size potential. The project’s location is evaluated with respect to political, safety and investment risks, in addition to the ease of doing business. The deal structure is also examined and rated for its potential benefit to the Company’s shareholders. High priority projects are evaluated in follow-up field inspections.

The Company has access to the full resources of HDI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities. However, the Company does not have the right to require HDI to bring to the Company all corporate opportunities which come to HDI's attention.

Since February 2005, the Company has traded on the NEX Exchange. The Company’s trading symbol is QZM.H. In the United States, the company’s shares trade on the over the counter bulletin board under the symbol QRMRF.PK.

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED APRIL 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in United States dollars except number of common shares.

Consolidated Balance Sheets	As at July 31	As at July 31	As at July 31
	2005	2004	2003

Current assets	$687,280	$693,697	$499,094
Mineral properties	1	–	12,915
Total assets	687,281	693,697	512,009

Current liabilities	12,659	22,849	28,542
Shareholders’ equity	674,622	670,848	483,467
Total liabilities and shareholders’ equity	$687,281	$693,697	$512,009

Consolidated Statements of Operations	Year ended	Year ended	Year ended
	July 31	July 31	July 31
	2005	2004	2003

Exploration	$–	$–	$8,086
Foreign exchange gain	(47,485)	(22,225)	(40,487)
Interest income	(15,127)	(11,605)	(11,762)
Legal, accounting and audit	35,505	16,637	7,550
Mineral property investigations	27,125	44,848	–
Office and administration	66,864	62,963	10,434
Regulatory, trust and filing	18,523	22,338	17,023
Write-down of mineral property interests	–	15,210	1,271
Loss (income) for the year	$85,405	$128,166	$(7,885)

Basic and diluted loss (income) per share	$0.01	$0.01	$(0.00)

Weighted average number of common shares
outstanding	11,694,601	10,091,648	9,117,231

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED APRIL 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

Expressed in United States dollars. Minor differences are due to rounding.

		Apr 30	Jan 31	Oct 31	Jul 31	Apr 30	Jan 31	Oct 31	Jul 31
		2006	2006	2005	2005	2005	2005	2004	2004

Current assets		$1,133,713	$652,357	$693,187	$687,280	$687,643	$770,694	$721,880	$693,697
Mineral properties		1	1	1	1	–	–	–	–
Total assets		1,133,714	652,358	693,188	687,281	687,643	770,694	721,880	693,697

Current liabilities		1,379	12,658	16,163	12,659	9,927	60,710	38,864	22,849
Shareholders’ equity		1,132,335	639,700	677,025	674,622	677,716	709,984	683,016	670,848
Total liabilities
and shareholders’ equity		1,133,714	652,358	693,188	687,281	687,643	770,694	721,880	693,697

Working capital		1,132,334	639,699	677,024	674,621	677,716	709,984	683,016	670,848

Expenses
Foreign exchange loss (gain)		(21,974)	(21,820)	(21,995)	(16,999)	8,407	14,088	(52,981)	(4,532)
Interest income		(5,003)	(5,209)	(4,384)	(3,653)	(5,516)	(2,832)	(3,126)	(2,647)
Legal, accounting and audit		630	22,948	693	5,326	893	19,058	10,228	7,597
Mineral property
investigations		–	–	–	–	6,005	–	21,120	42,101
Office and administration		17,404	28,351	21,855	17,206	16,797	21,189	11,672	8,445
Regulatory, trust and filing		4,511	13,055	1,428	1,214	5,682	10,708	919	1,116
Loss (income) for the period	$	(4,432)	$37,325	$(2,403)	$3,094	$32,268	$62,211	$(12,168)	$52,080

Basic and diluted
loss (income) per share		$0.00	$0.00	$(0.00)	$0.00	$0.00	$0.01	$(0.00)	$0.00

Weighted average number
of common shares
outstanding (thousands)		11,960	11,889	11,889	11,889	11,889	11,828	11,178	11,178

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED APRIL 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

The income for the quarter ended April 30, 2006 was $4,432. This compares with a loss of $32,268 for the quarter ended April 30, 2005. The improvement was mainly due to foreign exchange gains (as compared to foreign exchange losses in fiscal 2005) and a decrease in mineral property investigation expenditures. This was offset slightly by a decrease in interest income.

The foreign exchange gain for the period ended April 30, 2006 was due mainly to a strengthening of the Canadian dollar (in which most of the Company’s cash and cash equivalents are held) against the United States dollar as compared to a weakening of the currency in the comparative quarter of fiscal 2005.

1.6 Liquidity

At April 30, 2006, the Company had working capital of approximately $1,132,000 which is sufficient to fund expected administrative costs and mineral property investigations for the next twelve months. The working capital for the quarter ended April 30, 2006 is approximately $492,000 greater than the previous quarter ended January 31, 2006. The increase was mainly due to the proceeds from the exercise of warrants in April 2006.

Additional working capital will be required to fund any significant mineral property acquisitions. The Company does not have the funding at this time to acquire a major mineral property acquisition, but has sufficient funding to investigate potential acquisitions. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

The mining industry is capital intensive and there can be no certainty that the Company’s existing cash balances or that the proceeds from the issuance of its common shares will provide sufficient funds for all of the Company’s cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any acquisitions. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in most of the past few years, pursuant to such private placement financings and also upon the exercise of warrants. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED APRIL 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7 Capital Resources

The Company had no commitments for capital expenditures as at April 30, 2006.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. During the nine months ended April 30, 2006, the Company paid HDI $55,426 (2005 – $42,366) for such services.

Exploration advances to and from HDI have occurred in the normal course of business, due to in-progress and near-term planned project investigation and administrative work. There are no specific terms of repayment.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

None.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED APRIL 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.1 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

None in current period and comparative period of prior year.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at June 15, 2006, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to possible presentation in future consolidated financial statements.

Number
Common shares	13,399,426

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, which address future property investigation, future production, reserve potential, exploration and exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, the availability of mineral properties for investigation, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

The Company's auditors have not reviewed this MD&A or the unaudited quarterly financial statements to which this MD&A relates.